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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------
                                AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) And
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                           --------------------------

                            LNR PROPERTY CORPORATION
                                (Name of Issuer)

                           --------------------------

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                           --------------------------

                                    501940100
                                 (Cusip Number)

                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------

                                 AUGUST 29, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                Page 1 of 4 Pages
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CUSIP No. 50194100                       13D                   Page 2 of 4 Pages


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    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             STUART A. MILLER
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    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) [X]
             (b) [ ]
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    3.       SEC USE ONLY

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    4.       SOURCES OF FUNDS

                   NOT APPLICABLE
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    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                       [ ]

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    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             US
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   NUMBER OF            7.    SOLE VOTING POWER
     UNITS
 BENEFICIALLY                 9,568,910
   OWNED BY             --------------------------------------------------------
     EACH               8.    SHARED VOTING POWER
  REPORTING
    PERSON              --------------------------------------------------------
     WITH               9.    SOLE DISPOSITIVE POWER

                              9,568,910
--------------------------------------------------------------------------------
    10.      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,568,910
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     [ ]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32.9%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

                                       2
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

      On August 29, 2004, Riley Property Holdings LLC, a newly formed company that will be majority owned by funds managed by Cerberus Capital Management, LP and Blackacre Institutional Capital Management, LLC, agreed to acquire the registrant through a cash merger for $63.10 per share. The transaction must, among other things, be approved by the holders of a majority in voting power of the outstanding shares of Common Stock and Class B Common Stock, voting together as though they were a single class.

      In connection with the transaction, Stuart Miller, The LM Stuart Miller Irrevocable Trust U/A 10/6/94 (of which Stuart Miller is a beneficiary), MFA Limited Partnership and The Miller Charitable Fund, L.P. agreed (a) to acquire approximately 20.4% of Riley Property Holdings for $150 million (to be paid by exchanging shares of registrant for interests in Riley Property Holdings), and
(b) to vote all their shares of stock of registrant in favor of the transaction with Riley Property Holdings and against any competing transactions.

      Because the four parties to the Voting Agreement have the power to cast approximately 77.35% of the votes that can be cast with regard to the transaction, that Voting Agreement will assure stockholder approval of the transaction. However, if registrant's Board of Directors, or a Special Committee of that Board of Directors consisting entirely of independent directors, withdraws its recommendation that stockholders vote in favor of the transaction or modifies that recommendation in a way that is adverse to the transaction, the Voting Agreement will terminate unless within five days a party notifies Riley Property Holdings that the Voting Agreement will remain in effect as to that party.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A.    Voting Agreement dated as of August 29, 2004, among Riley Property
              Holdings LLC, Stuart Miller, The LM Stuart Miller Irrevocable
              Trust U/A 10/6/94, MFA Limited Partnership and The Miller
              Charitable Fund, L.P.

Exhibit B.    Equity investment commitment letter dated August 29, 2004, executed by Stuart Miller, The LM Stuart Miller Irrevocable Trust
              U/A 10/6/94, MFA Limited Partnership and The Miller Charitable
              Fund, L.P.

                                       3
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2004

                                                  /s/ Stuant A. Miller
                                                _______________________________
                                                Stuart A. Miller




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